Filed Pursuant to 424(b)(5)

File No. 333-235885

Supplement No. 1 dated July 21, 2021

(To Prospectus Supplement dated February 26, 2020

and prospectus dated February 20, 2020)

Up to 1,645,961 Shares

7.00% Series B Cumulative Perpetual Redeemable Preferred Stock

This supplement supplements the prospectus supplement dated February 26, 2020 (the “Prospectus Supplement”), relating to the issuance and sale of up to 1,647,370 shares of our 7.00% Series B Cumulative Perpetual Redeemable Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), through JonesTrading Institutional Services LLC (“JonesTrading”), and Ladenburg Thalmann & Co. Inc. (“Ladenburg”) (the “Agents”), from time to time in privately negotiated transactions and/or any other method permitted by law, including block trades or sales deemed to be an “at the market” offering as defined in Rule 415 under the Securities Act of 1933, as amended, which includes sales made directly on the New York Stock Exchange (the “NYSE”), sales made to or through a market maker other than on an exchange or sales through an electronic communications network. This supplement shall be read in conjunction with the Prospectus Supplement and the accompanying prospectus. Except as set forth herein, the Prospectus Supplement remains unchanged.

This supplement is being filed to reflect the amendment, dated as of July 21, 2021 (the “Amendment”) by and among us and the Agents, of the amended and restated equity distribution agreement by and among us and the Agents, dated March 21, 2019 (the “Original Equity Distribution Agreement” and, as amended by the Amendment, the “Equity Distribution Agreement”). Pursuant to the Amendment, we will pay each Agent a commission that will not exceed, but may be lower than, 3.0% of the gross proceeds of the shares sold pursuant to the Equity Distribution Agreement by such Agent, and all references in the Prospectus Supplement to a commission that will not exceed 2.0% shall be hereby amended to refer to a commission that will not exceed 3.0%. Each reference to the term “equity distribution agreement” in the Prospectus Supplement is hereby amended to refer to the Equity Distribution Agreement. Each reference to the term “Agent” or “Agents” in the Prospectus Supplement is hereby amended to refer to JonesTrading and Ladenburg.

As of the date of this supplement, we have sold 219,039 shares of Series B Preferred Stock pursuant to the Original Equity Distribution Agreement and the Prospectus Supplement. As a result of such prior sales, as of the date of this supplement, up to 1,645,961 shares of Series B Preferred Stock remain available for offer and sale from time to time pursuant to this supplement, the Prospectus Supplement and the accompanying prospectus. Our Series B Preferred Stock is listed on the NYSE under the symbol “AAIC PrB” and the last reported sale price of our Series B Preferred Stock on the NYSE on July 20, 2021 was $25.20 per share.

Investing in our Series B Preferred Stock involves a high degree of risk. You should carefully consider the risks described under “Risk Factors” beginning on page S-5 of the Prospectus Supplement and in the documents incorporated by reference in the Prospectus Supplement and the accompanying prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this supplement, the Prospectus Supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JonesTrading	Ladenburg Thalmann

The date of this prospectus supplement is July 21, 2021